S 20009145 ON T

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastgate Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 2875, New York, NY 10005

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O'Reilly 516-287-0946

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 03 2020 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, James O'Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastgate Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

CHRISTOPHER TROTTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TR6360084
Qualified In Nassau County
My Commission Expires 06-12-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eastgate Securities, LLC

Financial Statements and Supplementary Information

Together with Auditor's Report

As of and for the Nine Months Ended December 31, 2019

Eastgate Securities, LLC

Contents

As of and for the Nine Months Ended December 31, 2019

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eastgate Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eastgate Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the nine month period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Eastgate Securities, LLC as of December 31, 2019, and the results of its operations and cash flows for the nine month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eastgate Securities, LLC's management. Our responsibility is to express an opinion on Eastgate Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Eastgate Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Eastgate Securities, LLC's financial statements. The supplementary information is the responsibility of Eastgate Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Eastgate Securities, LLC's auditor since 2019.

Melville, New York
February 28, 2020

Nawrocki Smith LLP

Eastgate Securities, LLC

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	29,838
Prepaid expenses		17,152
TOTAL ASSETS	$	46,990
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	8,500
TOTAL LIABILITIES		8,500
MEMBER'S EQUITY		38,490
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	46,990

Eastgate Securities, LLC
Statement of Operations
For the Nine Months Ended December 31, 2019

REVENUE:	
Advisory fees	$ 108,000
Total revenue	108,000
OPERATING EXPENSES:	
Compensation expense and related costs	88,900
Professional fees	88,500
Regulatory fees	27,557
Occupancy expense	18,555
Travel and meals expense	4,674
Advertising expense	4,000
Communication expense	3,531
	235,717
NET LOSS	$ (127,717)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Eastgate Securities, LLC
Statement of Changes in Member's Equity
For the Nine Months Ended December 31, 2019

MEMBER'S EQUITY, April 1, 2019	$ 43,877
Capital contributions	122,330
Net loss	(127,717)
MEMBER'S EQUITY, December 31, 2019	$ 38,490

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Eastgate Securities, LLC
Statement of Cash Flows
For the Nine Months Ended December 31, 2019

OPERATING ACTIVITIES:	
Net loss	$ (127,717)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Increase in prepaid expenses	(11,060)
Increase in accounts payable and accrued expenses	1,000
Net cash used by operating activities	(137,777)
FINANCING ACTIVITIES:	
Capital contributions	122,330
Net cash provided by financing activities	122,330
NET DECREASE IN CASH	(15,447)
CASH AT BEGINNING OF PERIOD	45,285
CASH AT END OF PERIOD	$ 29,838

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Notes to Financial Statements
For the nine months ended December 31, 2019

1. Organization and Nature of the Business

Eastgate Securities, LLC (the "Company") was incorporated in the State of Delaware in July 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Revenues include fees arising from client offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal or state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute for limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019 state and city taxing authorities have not proposed any adjustment to the Company's tax position.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the nine months then ended.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the nine months ended December 31, 2019 various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the nine months then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements.

The primary pronouncement pertaining to the Company is ASU 2014-09 *Revenue from Contracts with Customers* (referred to as "ASC 606"). The Company adopted and specifically analyzed ASC 606 and found that implementation would not have a material impact on the financial statements taken as a whole.

Leases

The Company has a month-to-month rental agreement for its main office in New York, New York. In accordance with ASU 2016-02, Leases, the Company does not record a lease liability or right-of-use asset with this month-to-month rental agreement.

Related Party Transactions

The Company has an expense-sharing agreement with its parent, where the parent consistently pays certain operating expenses such as occupancy and professional fees, and where these operating expenses are treated as equity contributions to the Company.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the nine months then ended.

4.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019 the Company had net capital of $21,338 which was $16,338 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 39.84%.

5.Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2020, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SCHEDULE I

Eastgate Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of
Securities and Exchange Commission
For The Nine Months Ended December 31, 2019

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 38,490
DEDCUTIONS AND OTHER ALLOWABLE CREDITS:	
Non-allowable assets	(17,152)
Total deductions and other allowable credits	(17,152)
NET CAPITAL	$ 21,338
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 8,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	$ 16,338
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 15,338
Percentage of aggregate indebtedness to net capital	39.84%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

Eastgate Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

For The Nine Months Ended December 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Eastgate Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For The Nine Months Ended December 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eastgate Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eastgate Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent nine month period without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 28, 2020

Nawrocki Smith LLP

Eastgate Securities, LLC
Exemption Report

February 28, 2020

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Eastgate Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)].

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the nine months ended December 31, 2019 without exception.

I, James O'Reilly, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

James O'Reilly

Title: CEO

Date: February 28, 2020